Exhibit 2.1

Waiver of Available Cash Requirement

This waiver is made on June 15, 2022, and applies to the Agreement and Plan of Merger between Second Sight Medical Product, Inc. and Nano Precision Medical, Inc., dated February 4, 2022 (the “Merger Agreement”).

Whereas the Merger agreement requires that the Available Cash shall not be less than $64,000,000, less the amount of any advance made by SSMP to the Company for working capital; and

Whereas SSMP will likely not meet the stated Available Cash requirement due to delays in completing the merger.

Therefore, the parties agree as follows:

1.	Capitalized terms not herein defined, have the meaning set forth in the Merger Agreement.

2.	Company waives the Available Cash requirement, provided that, the Available Cash remains $63,000,000 less the amount of any advance made by SSMP to the Company for working capital.

In Witness whereof, the parties have caused this Waiver to be executed as of the date first written above.

Second Sight Medical Products, Inc.

By:	/s/ Scott Dunbar
Scott Dunbar
Acting CEO

Nano Precision Medical, Inc.

By:	/s/ Adam Mendelsohn
Adam Mendelsohn
CEO